UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40936

VIMEO, INC.

(Exact name of registrant as specified in its charter)

330 West 34th Street, 5th Floor

New York, New York 10001

212-524-8791

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On November 24, 2025, Bending Spoons US Inc. (“Bending Spoons US”) completed the acquisition of Vimeo, Inc., a Delaware corporation (“Vimeo” or the “Company”) pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of September 10, 2025 (the “Merger Agreement”), by and among Bending Spoons US, Bloomberg Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bending Spoons US (“Merger Sub”), Bending Spoons S.p.A., an Italian societá per azioni (solely for purposes of the sections specified therein) and the Company. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with Vimeo surviving the Merger and becoming a wholly owned subsidiary of Bending Spoons US.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vimeo, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 8, 2025	Vimeo, Inc.

	By:	/s/ Jessica Tracy
	Name:	Jessica Tracy
	Title:	General Counsel & Secretary